Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. This document should be read as a whole. If you are in any doubt about the contents of this document or the action you should take, you are recommended to seek immediate personal financial advice from your independent financial adviser, stockbroker, bank manager, solicitor, accountant, or from another appropriately qualified and duly authorised independent adviser.

If you have sold or transferred all your 8.00% Non-Cumulative Perpetual Limited Voting Preference Shares of The Bank of N.T. Butterfield & Son Limited, please send this document to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However this document should not be distributed or forwarded or transmitted in or into any jurisdiction in which such an act would constitute a breach of the relevant laws of such jurisdiction.

The distribution of this document in or into jurisdictions other than Bermuda may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Bermuda should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction.

Part VII contains the definition and interpretations of terms used in this document. All times are Atlantic Standard Time (AST) unless otherwise stated.

THE BANK OF N.T. BUTTERFIELD & SON LIMITED

(a local company incorporated with limited liability under the laws of Bermuda with registration number 2106)

Mandatory Redemption of 8.00%

Non-Cumulative Perpetual Limited Voting

Preference Shares

The Bank of N.T. Butterfield & Son Limited (Bank) is exercising its option to effect a mandatory redemption (Mandatory Redemption) of all of its issued and outstanding 8.00% Non-Cumulative Perpetual Limited Voting Preference Shares, par value USD0.01 per preference share (Preference Shares), fully and unconditionally guaranteed as to payment of dividends for up to ten years and as to payment of the Liquidation Preference on, or in certain circumstances prior to, the ten-year anniversary of the date of issuance and issued pursuant to the Offering Memorandum dated 12 June 2009 (Offering Memorandum).

The Mandatory Redemption will be effected pursuant to the terms of the Offering

Memorandum, Section 7 of the ‘Certificate of Designation of 8.00% Non-Cumulative Perpetual Limited Voting Preference Shares of The Bank of N.T. Butterfield & Son Limited’, Bye-law 4 of the Amended & Restated Bye-laws of The Bank of N.T. Butterfield & Son Limited effective 6 September 2016, The N.T. Butterfield & Son Bank Act, 2004, Bermuda law (in particular, Section 42 of the Companies Act 1981 as amended) and this document.

The Mandatory Redemption will be completed on 15 December 2016 (Redemption Date) and the Make-Whole Redemption Price (calculated at USD1,180.00 per Preference Share) will only be paid to holders on the Register of Members in respect of the Preference Shares at the close of business on 1 December 2016 (Record Date).

Persons who hold their Preference Shares in certificated form should ensure that their share certificate(s) and/or other document(s) of title in respect of such Preference Shares are surrendered by post or by hand between the hours of 9:00am and 5:00pm on any Business Day to MUFG Fund Services (Bermuda) Limited, the Bank’s Bermuda transfer agent and registrar (MUFG) at 69 Pitt’s Bay Road, Hamilton, HM 08, Bermuda so as to be received by MUFG no later than 9:00am on 15 December 2016.

This document has not been approved, disapproved or otherwise recommended by any securities commission or regulatory authority nor have such authorities confirmed the accuracy or determined the adequacy of this document.

Your attention is drawn to the letter from the Chairman of The Bank of N.T. Butterfield & Son Limited, which accompanies this document.

Table of Contents

Part I — Expected Timetable of Key Events

Part II — Mandatory Redemption Notice

Part III — Terms and Conditions of Mandatory Redemption

Part IV — Taxation in Bermuda in Relation to the Mandatory Redemption

Part V — General Information

Part VI — Frequently Asked Questions

Part VII — Definitions and Interpretations

Part I - Expected Timetable of Key Events

Suspend Trading in Preference Shares on the Official List of the Bermuda Stock Exchange	28 November 2016 (at 4:30pm)

Record Date for Mandatory Redemption	1 December 2016 (at 5:00pm)

Begin to Surrender Share Certificates (if any)	1 December 2016

Last Day to Surrender Share Certificates (if any)	15 December 2016 (by 9:00am)

Settlement (Payment of Make-Whole Redemption Price)	15 December 2016 (by 5:00pm)

MUFG to Close Register	15 December 2016 (by 5:00pm)

Final Announcement to the Public	15 December 2016 (after 5:00pm)

Notes:

1.                          References to times are to AST unless otherwise stated.

2.                          The dates and times may be adjusted by Board of the Bank in its sole discretion in which event the Preference Shareholders will be notified of any details and new dates by an announcement made by the Bank.

3.                          All events in the expected timetable are subject to, inter alia, the consent of the BMA, the Bank’s ability to satisfy the solvency requirements of Section 42 of the Companies Act, the provisions of the Bye-Laws of the Bank and the provisions of The N.T. Butterfield & Son Bank Act, 2004.

Part II — Mandatory Redemption Notice

NOTICE OF REDEMPTION

OF

ALL ISSUED AND OUTSTANDING

8.00% NON-CUMULATIVE PERPETUAL LIMITED VOTING PREFERENCE SHARES

OF

THE BANK OF N.T. BUTTERFIELD & SON LIMITED

Notice is hereby given that The Bank of N.T. Butterfield & Son Limited, a local company incorporated and existing under the laws of Bermuda (Bank) shall redeem on 15 December 2016 (Redemption Date), on the terms set forth below, all issued and outstanding shares of its 8.00% Non-Cumulative Perpetual Limited Voting Preference Shares, par value USD0.01 per preference share (Preference Shares) in accordance with the provisions of Section 7 of the certain Certificate of Designation of 8.00% Non-Cumulative Perpetual Limited Voting Preference Shares of The Bank of N.T. Butterfield & Son Limited (Certificate of Designation) subject to and conditional upon the Bank having received, inter alia, (i) the solvency confirmation required pursuant to Section 42 of the Companies Act 1981 of Bermuda as amended; and (ii) the approval of the Bermuda Monetary Authority (BMA) required pursuant to Section 7(a)(i) of the Certificate of Designation (Mandatory Redemption). Capitalised terms used but not defined herein shall have the meanings given in the Certificate of Designation.

Accordingly, in accordance with Section 7(d) of the Certificate of Designation, the Bank hereby notifies each holder of Preference Shares as follows:

1.              The Mandatory Redemption shall be effected on the Redemption Date;

2.              The number of Preference Shares currently issued and outstanding, all of which are to be redeemed is 182,863;

3.              The ISIN for the Preference Shares issued pursuant to Rule 144A is US064227AA92 and is USG0772RAA70 for the Preference Shares issued pursuant to Regulation S. The BSX ticker symbol is NTBP.BH;

4.              The Preference Shares should be surrendered by complying with the applicable procedures of the Depository Trust Company (DTC) or Bermuda Securities Depository (BSD) or by surrendering the share certificate(s) (if any) evidencing such shares by post or by hand between the hours of 9:00am and 5:00pm on any Business Day to the Bank’s

Bermuda transfer agent and registrar, MUFG, at 69 Pitt’s Bay Road, Hamilton, HM 08, Bermuda;

5.              The redemption price will be the Make-Whole Redemption Price consisting of USD1,180.00 per Preference Share. This amount includes the declared and unpaid dividend due for payment on 15 December 2016 and will be paid on or before the Redemption Date upon surrender of the Preference Shares as provided herein;

6.              The Make-Whole Redemption Price will not accrue interest from the Redemption Date;

7.              The Mandatory Redemption is conditioned upon the payment by the Bank upon the Redemption Date of the Make-Whole Redemption Price to all holders of Preference Shares of record as at 1 December 2016. Save as otherwise set forth herein, such payment shall be effected in the same manner as dividend payments are made on a Dividend Payment Date.

8.              The Mandatory Redemption shall be of no effect unless and until all conditions have occurred or have been satisfied (or waived) on or before the Redemption Date.

All inquiries with respect to the Mandatory Redemption should be made to 65 Front Street Hamilton, HM 12, Bermuda or by telephone at 1 441 279 5621 between the hours of 9:00am and 5:00pm on any Business Day.

Part III - Terms and Conditions of Mandatory Redemption

1.                        Mandatory Redemption

1.1                 The terms of the Preference Shares provide that, subject to the prior approval of the BMA, the Bank may redeem in whole or in part, out of legally available funds, any Preference Shares issued and outstanding upon notice provided to Preference Shareholders, at the Make-Whole Redemption Price being a price per Preference Share equal to the sum of (A) the Make-Whole Amount and (B) the amount of all unpaid dividends per Preference Share for the then current Dividend Period to the date of redemption (regardless of whether any dividends are actually declared for such Dividend Period).

1.2                 The Mandatory Redemption is being made in respect of the entire series of issued and outstanding Preference Shares as of 15 December 2016, being 182,863 shares.

1.3                 All holders on the Register as at the Record Date (being 1 December 2016) shall receive the Make-Whole Redemption Price per Preference Share held by such holder. To the fullest extent permitted by applicable law, the Bank, MUFG and any other transfer agent for the Preference Shares may deem and treat the record holder of the Preference Shares as at the Record Date as the true and lawful owner thereof for all purposes, and neither the Bank nor any transfer agent shall be affected by notice to the contrary.

1.4                 The consideration for each Preference Share will be paid in accordance with the settlement procedures set out in paragraph 6 of this Part III.

1.5                 Upon the effective date of the Mandatory Redemption the Preference Shares shall be delisted from trading on the BSX and Euro MTF and cancelled.

2.                        Conditions of Mandatory Redemption

2.1                 The Mandatory Redemption is conditional on:

1.                        the prior approval of the BMA, which approval has been procured;

2.                        the issue of a redemption notice (as set out in Part II hereof) to holders of Preference Shares and otherwise in accordance with Section 7(d) of the Certificate of Designation;

3.                        satisfaction of the solvency conditions prescribed by Section 42 of the Companies Act;

4.                        satisfaction of the provisions of the Bye-Laws; and

5.                        payment of the Make-Whole Redemption Price.

3.                        Notice of Mandatory Redemption

3.1                 The Bank is required to give notice of the Mandatory Redemption by mail, postage prepaid, addressed to the holders of record of the Preference Shares to be redeemed at their respective last addresses appearing on the Register . In addition, as part of its continuing obligations under the listing regulations of the BSX, the Bank has an obligation to disclose full details of the Mandatory Redemption to the BSX for dissemination to the public via its website,

www.bsx.com.

3.2                 The mailing shall be made at least thirty (30) calendar days and not more than sixty (60) calendar days before 15 December 2016, being the date fixed for the redemption. Information contained, or that can be accessed through, such website does not constitute part of this document.

3.3                 Each notice of redemption must state inter alia (i) the redemption date; (ii) the number of Preference Shares to be redeemed; and (iii) the Make-Whole Redemption Price.

4.                        Calculation of the Make-Whole Redemption Price

4.1                 The Make-Whole Redemption Price for each Preference Share redeemed has been calculated as follows:

1.                        a current quarterly dividend at the annual rate of 8.00% = USD20; plus

2.                        the present value of the Liquidation Preference of USD1,000 and all unpaid dividends to the Guarantee End Date (10 full dividend payments plus a partial dividend of 7 days) using a discount factor equal to the Treasury Rate (as each term is defined in the Certificate of Designation) of 90 basis points, plus 62.5 basis points.

The sum of (1) and (2) immediately above being USD1,180.00.

5.                        Funds from which Redemption Proceeds will be paid

Pursuant to Section 42 of the Companies Act, the Company shall redeem the Preference Shares as follows:

1.                        out of the capital paid up thereon or out of the funds of the Bank which would otherwise be available for dividend or distribution or out of proceeds of a fresh issue of shares made for the purpose of the redemption; and

2.                        the premium, if any, payable on redemption, is provided for out of funds of the Bank which would otherwise be available for dividend or distribution or out of the Bank’s share premium account before the Preference Shares are redeemed.

6.                        Settlement of Mandatory Redemption

Settlement of the consideration to which any holders of record of the Preference Shares is entitled pursuant to Mandatory Redemption is expected to be made on 15 December 2016. The required amount will first be paid into a separate account with the Bank on or before 14 December 2016. Payments to Preference Shareholders will then be disbursed according to instructions on file with MUFG on or before 15 December 2016.

Payments shall be effected in US Dollars by either (i) the DTC payment facility, or (ii) by electronic payment as may be instructed by BSD participants, or (iii) otherwise by cheque in absence of such instructions, to the Preference Shareholders as of the Redemption Date.

Payments by cheque for the consideration due will be despatched by MUFG by post to the registered address of the holders of Preference Shares or, in the case of joint holders, the address of the first named holder. All cheques will be drawn on an account with the Bank.

7.                        Additional provisions regarding the Mandatory Redemption

7.1                 The Preference Shares will be redeemed on 15 December 2016.

7.2                 All holders who hold their Preference Shares in certificated form must surrender their share certificates, if any, by post or by hand between the hours of 9:00am and 5:00pm on any Business Day to MUFG at 69 Pitt’s Bay Road, Hamilton, HM 08, Bermuda so as to be received by no later than 9:00am on 15 December 2016. After the Make-Whole Redemption Price has been paid on 15 December 2016 share certificates not surrendered shall be considered cancelled.

7.3                 The instructions, terms, provisions and authorities contained in or deemed to be incorporated in the Certificate of Designation shall, in relation to the Mandatory Redemption, constitute part of this document.

7.4                 Preference Shares that are redeemed by the Bank shall revert to authorised but unissued preference shares of the Bank.

8.                        Termination of the Mandatory Redemption

8.1                 If the Bank (acting through the Board) shall at any time prior to effecting the Mandatory Redemption reasonably believes that either: (i) the conditions specified in paragraph 2 of this Part III have not been met; (ii) it has either become impractical or inappropriate for the Bank to redeem the Preference Shares; or (iii) the completion of the Mandatory Redemption would have unexpected adverse fiscal or other consequences (whether by reason of a change in legislation or practice or otherwise) for the Bank, then the Bank shall be entitled in its sole discretion to terminate the Mandatory Redemption by a public announcement and a subsequent written notice to Preference Shareholders, in which event the Mandatory Redemption shall terminate immediately or as otherwise specified in such announcement.

9.                        Miscellaneous

9.1                 Any changes to the terms, or any suspension, extension or termination of the Mandatory Redemption will be followed as promptly as practicable by a public announcement thereof no later than the close of business on the Business Day following the date of such event. Such an announcement will be released to the BSX and Luxembourg Stock Exchange/Euro MTF Market. References to the making of an announcement by the Bank include the release of an announcement on behalf of the Bank to the press and delivery of, or telephone or facsimile or other electronic transmission of, such announcement to the BSX and Luxembourg Stock Exchange/Euro MTF Market.

9.2                 Any omission to despatch or decision not to despatch this document or any notice required to be despatched under the terms of the Mandatory Redemption to, or any failure to receive the same by, any person entitled to participate in the Mandatory Redemption shall not invalidate the Mandatory Redemption in any way or create any implication that the Mandatory Redemption has not been made to any such person.

9.3                 All communications, notices, certificates, document(s) of title and remittances to be delivered by or sent to or from the holders of record of the Preference Shares (or their designated agents) will be delivered by or sent to or from such holders of record of the Preference Shares (or their designated agents) at their own risk.

9.4                 Neither MUFG nor the Bank will accept responsibility for documentation lost or delayed in the postal system.

9.5                 The Mandatory Redemption and any contractual and non-contractual obligations arising out of or in connection with them are and shall be governed by, and shall be construed in accordance with, the laws of Bermuda.

If you are in any doubt as to the terms of the Mandatory Redemption, please contact the Bank by telephone at 1 441 279 5621 between the hours of 9:00am and 5:00pm on a Business Day.

Part IV - Taxation in Bermuda

The following discussion does not constitute tax advice. Further, it is not intended as a guide to Bermuda tax considerations that may of may not be relevant to the Mandatory Redemption. This discussion is based on current Bermuda legislation and tax authority published practice, which are subject to change at any time (possibly with retroactive effect). This discussion is of a general nature and (unless otherwise stated) only applies to holders of Preference Shares who are resident for tax purposes in (and only in) Bermuda who hold their Preference Shares as an investment and who are the absolute beneficial owners of the Preference Shares. It does not address the position of holders of Preference Shares who are subject to special rules, such as dealers in securities, insurance companies and collective investment schemes outside of Bermuda.

Holders of Preference Shares who are in any doubt as to the potential tax consequences of the redemption of their Preference Shares pursuant to the Mandatory Redemption or who may be subject to tax in a jurisdiction other than Bermuda are strongly recommended to consult their own independent tax advisers.

Bermuda Preference Shareholders

As of the date of this document, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our holders in respect of the Preference Shares.

There is no stamp duty payable on the Mandatory Redemption.

All Preference Shareholders should consult with their own tax advisers regarding the possible implications of FATCA and any other similar legislation and/or regulation which might affect their investment in the Bank.

Part V — General Information

1.                        All consents, approvals, authorisations and other orders of all regulatory authorities under the laws of Bermuda have been given for the redemption of the Preference Shares and are in full force and effect.

2.                        There has been no material change in the audited historical financial statements of the Bank as of 31 December 2015, other than as reflected in the unaudited interim financial statements of the Bank as of 30 September 2016, available at the website below.

3.                        Copies of the following documents are available at your request, without charge, by writing to the Bank or are available for inspection between the hours of 9:00am and 5:00pm on any Business Day at 65 Front Street, Hamilton, HM 12, Bermuda from the date of this document up to and including 15 December 2016:

(i)	The Offering Memorandum dated 12 June 2009 providing for the issuance of 200,000 ‘8.00% Guaranteed Non-Cumulative Perpetual Limited Voting Preference Shares’;

(ii)	Certificate of Designation of 8.00% Non-Cumulative Perpetual Limited Voting Preference Shares of The Bank of N.T. Butterfield & Son Limited;

(iii)	The N.T. Butterfield & Son Bank Act, 2004;

(iv)	Amended & Restated Bye-laws of The Bank of N.T. Butterfield & Son Limited effective 6 September 2016;

(v)	The audited historical financial statements of the Bank for the year ended 31 December 2015;

(vi)	The most recent unaudited quarterly financial reports;

(vii)	Register of Directors and Officers of the Bank; and

(viii)	This document.

4.                        Further information on the Bank can be found on its website www.butterfieldgroup.com. Information contained, or that can be accessed through, such website does not constitute part of this document.

5.                        If you are in any doubt as to the terms of the Mandatory Redemption, please contact the Bank by telephone on 1 441 279 5621 between the hours of 9:00am and 5:00pm on any Business Day.

Part VI — Frequently Asked Questions (FAQs)

The following sets out some frequently asked questions and provides brief answers about the Mandatory Redemption process. Preference Shareholders should read and rely on the whole of this document and not just this Part VI.

1.                        Do the terms of the Preference Shares currently provide for Mandatory Redemption?

Yes. The Mandatory Redemption is being implemented by the Bank pursuant to the Certificate of Designation. Under the Certificate of Designation the Board may, at its option (subject to the consent of the BMA and in compliance with Bermuda law and the Bye-Laws) redeem the Preference Shares in whole or in part.

2.                        Why has the Bank decided to effect the Mandatory Redemption?

The Board determined that, given the Bank’s strong capital position following the successful public offering in September 2016 of its common shares on the NYSE along with its ability to organically grow its capital position through its ongoing business operations, this was an appropriate time and in the best interests of the Bank to redeem the Preference Shares.

3.                        What are the conditions of the Mandatory Redemption?

The Mandatory Redemption is conditional upon inter alia:

(i)                  the consent of the BMA;

(ii)               the Bank’s ability to meet the solvency and other requirements in Section 42 of the Companies Act; and

(iii)            payment of the Make-Whole Redemption Price on or before the Redemption Date.

The Mandatory Redemption will not take effect if the above conditions are not satisfied on or before the Redemption Date (being 15 December 2016). The Bank also reserves the right to terminate the Mandatory Redemption as set out in paragraph 8 of Part III.

4.                        Are only some Preference Shares being redeemed?

The Bank will redeem on the Redemption Date (being 15 December 2016) all Preference Shares on the Register on the close of business on the Record Date (being 1 December 2016).

5.                        What will happen to the Preference Shares?

All of the Preference Shares redeemed on the Redemption Date will be cancelled. The Bank shall not be entitled to reissue them. The issued share capital of the Bank will be reduced by the nominal value of the Preference Shares redeemed. The Register in respect of the Preference Shares will also be updated to reflect the Mandatory Redemption and then closed. The existing ISINs US064227AA92 and USG0772RAA70 for the Preference Shares will be disabled and will show the issue as redeemed from the Redemption Date (being 15 December 2016).

6.                        What will happen to the Government of Bermuda’s guarantee of the Preference Shares?

The guarantee of the Government of Bermuda will terminate on the Redemption Date. The guarantee fee of approximately BD$1.8m per annum will no longer be payable to the Government and will accrete to the Bank’s earnings.

7.                        What am I entitled to receive on the Mandatory Redemption?

Preference Shareholders will receive, in respect of their holdings of Preference Shares on the Record date, USD1,180.00 per Preference Share (being the Make-Whole Redemption Price) which will be paid on or before the Redemption Date (being 15 December 2016). This payment will include the dividend payable on 15 December 2016.

8.                        How was the redemption price calculated?

The Make-Whole Redemption Price is defined in the Offering Memorandum and the Certificate of Designation. It is the total of unpaid dividends for the then-current Dividend Period (which was declared and is payable on 15 December 2016 for USD20 per Preference Share) and the Make-Whole Amount.

The Make-Whole Amount is the present value (as of the Redemption Date) of all future dividends and the Liquidation Preference of USD1,000 per Preference Share that you would have been paid had the redemption not occurred until the Guarantee End Date (being 22 June 2019). The discount factor used was the Treasury Rate as of 4 November 2016 as defined in the Certificate of Designation plus 62.5 basis points, which equals 152.5 basis points.

This resulted in a present value of USD1,160.00 plus the current dividend of USD20, which equals the Make-Whole Redemption Price of USD1,180.00.

9.                        How will I receive my redemption proceeds?

The redemption proceeds will be paid on 15 December 2016 to be effected either:

(i)             through the procedures of DTC (in the case of Preference Shares held in uncertificated form through depositary interests in DTC);

(ii)          by electronic payment as may be instructed by BSD participants (in the case of Preference Shares held in uncertificated form through depositary interests in BSD); or

(iii)       by cheque drawn in favour of the registered holder and sent to the registered address of the Preference Shareholder by reference to the Register. All documentation and cheques sent pursuant to these arrangements will be sent by post, at the risk of the Preference Shareholder entitled to receive them, to their registered address or in the case of joint Preference Shareholders, to the address of that joint Preference Shareholder whose name stands first in the Register in respect of such joint shareholding.

Subject to any instructions to the contrary by the Record Date, payments will be made in accordance with the same instructions as were applicable on the last regular dividend payment.

10.                 How will the Bank fund the payment of the Mandatory Redemption proceeds?

The Bank will fund the payment of the Make-Whole Redemption Price from a combination of cash received from accumulated earnings and the offering of common shares in the United States effected on 16 September 2016. The required amount will be paid into a separate account with the Bank on or before 14 December 2016. Payments to Preference Shareholders will be disbursed according to instructions on file with MUFG on or before 15 December 2016.

Purchases of Preference Shares and depositary interests that were not reflected in the Register as at the close of business on the Record Date will not be taken into account in implementing the Redemption.

11.                 What is the likely tax treatment of the Mandatory Redemption in respect of the Preference Shareholders?

Preference Shareholders will have no liability to Bermuda stamp duty in respect of the redemption of their Preference Shares. The treatment of any other taxes related to the Redemption for particular Preference Shareholders may depend on their particular circumstances. Any Preference Shareholder who is uncertain as to the taxation treatment of redemption of their Preference Shares should obtain appropriate specialist advice.

Please refer to Part IV for more information on taxation in Bermuda.

12.                 What action(s) do Preference Shareholders need to take?

A.                       Depositary Interest Holders

No action is required by Depositary interest holders. On the Redemption Date, the Old ISINs will be disabled and redemption proceeds due will be settled through BSD/DTC by means of a payment in favour of the holder’s payment bank in respect of the proceeds due, in accordance with BSD/DTC payment arrangements.

B.                       Preference Shares Held in Certificated Form

Preference Shareholders who hold physical share certificates should return the certificates to MUFG by post or by hand between the hours of 9.00am and 5.00pm on any Business Day to 69 Pitt’s Bay Road, Hamilton, HM 08, Bermuda so as to be received by no later than 9:00am on Redemption Date (15 December 2016) for cancellation. On the Redemption Date, payment will be effected by manager’s cheque by post, at the risk of the Preference Shareholder entitled to receive them, to their registered address or in the case of joint Preference Shareholders, to the address of that joint Preference Shareholder whose name stands first in the Register in respect of such joint shareholding.

What dates should I keep in mind?

Suspension of Trading	28 November 2016 (4:30pm)

It is expected that dealings in the Preference Shares will continue until 4:30pm on 28 November 2016, at which time the suspension of trading will become effective on the BSX.

Record Date for Redemption	1 December 2016 (5:00pm)

The Register will be closed for transfers and the registration of uncertificated holdings in respect of Preference Shares will be disabled in the BSD/DTC.

Redemption Date	15 December 2016

13.                 What if I do not surrender my physical share certificate?

Even if share certificates are not received by MUFG on or before 9:00am on 15 December 2016, the redemptions will still be processed by reference to the Register on the Record Date. In such case, your Preference Shares will be automatically treated as cancelled and you will receive the redemption proceeds according to the method in which you currently receive dividends.

14.                 What if I have additional questions?

If Preference Shareholders have any queries in relation to this document, a helpline on 1 441 279 5621 is available between the hours of 9:00am and 5:00pm on any Business Day. The helpline cannot provide any financial, accounting, legal or tax advice.

Part VII — Definitions and Interpretations

1.1                               Unless the context otherwise requires, capitalised terms used in this document have the meanings assigned to them below or, if used and not defined herein, in the Certificate of Designation:

“AST”	Atlantic Standard Time

“Board” or “Directors”	the board of directors or any duly authorised committee of the board of directors of the Bank

“Business Day”	any day other than a Saturday, Sunday or public holiday in Bermuda

“BMA”	Bermuda Monetary Authority

“Bank”	The Bank of N.T. Butterfield & Son Limited

“BSD”	Bermuda Securities Depository

“Bye-Laws”	the Amended & Restated Bye-laws of the Bank adopted on 6 September 2016

“Certificate of Designation”	the certain Certificate of Designation of 8.00% Non-Cumulative Perpetual Limited Voting Preference Shares of The Bank of N.T. Butterfield & Son Limited

“Companies Act”	The Companies Act 1981 of Bermuda as amended

“CUSIP”	Committee on Uniform Security Identification Procedures

“Dividend Payment Date”	15 March, 15 June, 15 September and 15 December 15 of each year

“DTC”	Depository Trust Company

“FATCA”	Foreign Account Tax Compliance Act

“ISIN”	International Securities Identification Number

“Mandatory Redemption”	the redemption of the Preference Shares in accordance with the Certificate of Designation

“Make-Whole Redemption Price”	has the meaning set forth in Section 7(a)(i) of the Certificate of Designation in the aggregate amount of USD215,778,340.00 (being USD1,180.00 per Preference Share) to be paid on the Redemption Date

“MUFG”	MUFG Fund Services (Bermuda) Limited

“NYSE Listing”	the listing of the Bank’s common shares on the New York Stock Exchange

“Preference Shares”

8.00% Non-Cumulative Perpetual Limited Voting Preference Shares of par value USD0.01 each in the capital of the Bank with the designations, powers, preferences, rights and qualifications, limitations and restrictions as provided for in the Certificate of Designation.

“Record Date”	1 December 2016

“Redemption Date”	15 December 2016

“Register”	the register of members in respect of the Preference Shares of the Bank

“Preference Shareholders”	holders of Preference Shares

“United States” or “US”	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

“US Dollar” or “USD”	the lawful currency of the United States

1.2                 In this document, unless a contrary intention appears, a reference to:

(i)                                  “consent” includes an authorisation, approval, exemption, licence, order, permission or waiver;

(ii)                               “including” means including without limitation and “includes” and “included” shall be construed accordingly;

(iii)                            “person” includes any person, individual, firm, company, corporation, government, state or agency of a state or any undertaking or other association (whether or not having separate legal personality) or any two or more of the foregoing;

(iv)                           “regulation” includes any regulation, order, rule, official directive, request or guideline (whether or not having the force of law) of any governmental body, agency, department or regulatory, self-regulatory or other authority or organisation;

(v)                              references to statutory provisions shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions from time to time and shall include references to any provisions of which they are re-enactments (whether with or without modification);

(vi)                           the headings in this document are inserted for convenience only and shall not affect the construction of this document;

(vii)                        references to the singular shall include the plural and vice versa and references to the masculine shall include the feminine and/or neuter and vice versa; and

(viii)                     references to any document are to be construed as references to such document as amended or supplemented from time to time.

The Bank of N.T. Butterfield & Son Limited

65 Front Street Hamilton,

HM 12, Bermuda

Telephone 1 441 279 5621

(Enquiries should be made between the hours of 9:00am and 5:00pm on any Business Day)

TRANSFER AGENT AND REGISTRAR

MUFG Fund Services (Bermuda) Limited

69 Pitt’s Bay Road, Hamilton, HM 08, Bermuda

(Physical share certificate(s) in respect of any Preference Shares should be surrendered by post or by hand between the hours of 9:00am and 5:00pm on any Business Day to be received by MUFG no later than 9:00am on 15 December 2016)

LEGAL ADVISERS

Appleby (Bermuda) Limited

Canon’s Court

22 Victoria Street

Hamilton HM 12

Bermuda